# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ProQR Therapeutics N.V., CIK 0001612940
CUSIP: N71542109
Title of class of securities: Ordinary Shares, nominal value Euro 0.04 per share
Address of issuer's principal executive offices: Zernikedreef 9, Leiden, Netherlands (P7), 2333 CK
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-100854
Filed by CIK 0001633120

## Reporting persons
- Van Herk Investments B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 11,461,995; shared voting power 0; sole dispositive power 11,461,995; shared dispositive power 0; aggregate amount beneficially owned 11,461,995 (10.9% of the class)
- Van Herk Investments THI B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 11,461,995; sole dispositive power 0; shared dispositive power 11,461,995; aggregate amount beneficially owned 11,461,995 (10.9% of the class)
- Van Herk Private Equity Investments B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 11,461,995; sole dispositive power 0; shared dispositive power 11,461,995; aggregate amount beneficially owned 11,461,995 (10.9% of the class)
- Stichting Administratiekantoor Penulata: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 11,461,995; sole dispositive power 0; shared dispositive power 11,461,995; aggregate amount beneficially owned 11,461,995 (10.9% of the class)
- Van Herk Management Services B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 11,461,995; sole dispositive power 0; shared dispositive power 11,461,995; aggregate amount beneficially owned 11,461,995 (10.9% of the class)
- Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 11,461,995; sole dispositive power 0; shared dispositive power 11,461,995; aggregate amount beneficially owned 11,461,995 (10.9% of the class)
- A. van Herk Holding B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 11,461,995; sole dispositive power 0; shared dispositive power 11,461,995; aggregate amount beneficially owned 11,461,995 (10.9% of the class)
- Stichting Administratiekantoor Abchrys: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 11,461,995; sole dispositive power 0; shared dispositive power 11,461,995; aggregate amount beneficially owned 11,461,995 (10.9% of the class)
- Adrianus van Herk: type of reporting person: individual (IN); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 11,461,995; sole dispositive power 0; shared dispositive power 11,461,995; aggregate amount beneficially owned 11,461,995 (10.9% of the class)

## Item 1. Issuer
Name of issuer: ProQR Therapeutics N.V.
Address of issuer's principal executive offices: Zernikedreef 9, 2333 CK Leiden, the Netherlands

## Item 2. Person Filing
Name of person filing:
This statement is being filed by (i) Van Herk Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands ("VHI"), with respect to Ordinary Shares, nominal value Euro 0.04 per share (the "Ordinary Shares"), beneficially owned by it, (ii) Van Herk Investments THI B.V., a private company with limited liability incorporated under the laws of the Netherlands ("VHIT"), with respect to Ordinary Shares beneficially owned by VHI, (iii) Van Herk Private Equity Investments B.V., a private company with limited liability incorporated under the laws of the Netherlands ("VHPI"), with respect to Ordinary Shares beneficially owned by VHI and VHIT, (iv) Stichting Administratiekantoor Penulata, a foundation organized under the laws of the Netherlands ("Penulata"), with respect to Ordinary Shares beneficially owned by VHI, VHIT and VHPI, (v) Van Herk Management Services B.V., a private company with limited liability incorporated under the laws of the Netherlands ("VHMS"), with respect to Ordinary Shares beneficially owned by VHI, VHIT and VHPI, (vi) Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V., a private company with limited liability incorporated under the laws of the Netherlands ("OGBBA"), with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI and VHMS, (vii) A. van Herk Holding B.V., a private company with limited liability incorporated under the laws of the Netherlands ("Holdings"), with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI, VHMS and OGBBA, (viii) Stichting Administratiekantoor Abchrys, a foundation organized under the laws of the Netherlands ("Abchrys"), with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA and Holdings, and (ix) Adrianus van Herk ("Mr. van Herk") with respect to Ordinary Shares beneficially owned by VHI, VHIT, VHPI, VHMS, OGBBA, Holdings, Penulata and Abchrys.

Mr. van Herk is (i) an investor, (ii) the holder of all of the depositary receipts issued by Penulata and Abchrys, (iii) the sole board member of Penulata and Abchrys, and (iv) the sole managing director of VHMS, OGBBA and Holdings. Penulata holds substantially all of the issued and outstanding shares of VHPI. VHPI is the sole shareholder of VHIT. VHIT is the sole shareholder of VHI. VHI is principally engaged in making investments. Abchrys holds substantially all of the issued and outstanding shares of Holdings. Holdings is the sole shareholder of OGBBA. OGBBA is the sole shareholder of VHMS and is principally engaged in making investments. VHMS is the sole managing director of VHI, VHIT and VHPI.

Each of Mr. van Herk, VHIT, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys disclaims beneficial ownership of the securities covered by this statement.
Address of principal business office or, if none, residence:
The principal business address of each of Mr. van Herk, VHI, VHIT, VHPI, Penulata, VHMS, OGBBA, Holdings and Abchrys is:

Lichtenauerlaan 30
3062 ME Rotterdam
The Netherlands
Citizenship: Each of VHI, VHIT, VHPI, VHMS, OGBBA and Holdings is a private company with limited liability incorporated under the laws of the Netherlands. Penulata and Abchrys are Netherlands foundations. Mr. van Herk is a citizen of the Netherlands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 11,461,995 shares of Ordinary Shares
Percent of class: 10.9% (The percentages used in this statement are calculated based upon the 105,212,527 Ordinary Shares issued and outstanding as reported by the Issuer to the Reporting Persons as being the number of issued and outstanding Ordinary Shares as of December 31, 2024.)
Sole power to vote or to direct the vote:
VHI 11,461,995
VHIT 0
VHPI 0
Penulata 0
VHMS 0
OGBBA 0
Holdings 0
Abchrys 0
Mr. van Herk 0
Shared power to vote or to direct the vote:
VHI 0
VHIT 11,461,995
VHPI 11,461,995
Penulata 11,461,995
VHMS 11,461,995
OGBBA 11,461,995
Holdings 11,461,995
Abchrys 11,461,995
Mr. van Herk 11,461,995
Sole power to dispose or to direct the disposition:
VHI 11,461,995
VHIT 0
VHPI 0
Penulata 0
VHMS 0
OGBBA 0
Holdings 0
Abchrys 0
Mr. van Herk 0
Shared power to dispose or to direct the disposition:
VHI 0
VHIT 11,461,995
VHPI 11,461,995
Penulata 11,461,995
VHMS 11,461,995
OGBBA 11,461,995
Holdings 11,461,995
Abchrys 11,461,995
Mr. van Herk 11,461,995

VHI has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Ordinary Shares beneficially owned by it. VHIT shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares beneficially owned by VHI by virtue of its direct equity interest in VHI. VHPI shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares beneficially owned by VHI by virtue of its direct equity interest in VHIT. Penulata shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares beneficially owned by VHI by virtue of its direct equity interest in VHPI. VHMS shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares beneficially owned by VHI by virtue of it being the sole managing director of VHI, VHIT and VHPI. OGBBA shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares beneficially owned by VHI by virtue of its direct equity interest in VHMS. Holdings shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares beneficially owned by VHI by virtue of its direct equity interest in OGBBA. Abchrys shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares beneficially owned by VHI by virtue of its direct equity interest in Holdings. Mr. van Herk shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Ordinary Shares beneficially owned by VHI by virtue of his holding of all of the depositary receipts issued by Penulata and Abchrys, his being the sole board member of Penulata and Abchrys, and his being the sole managing director of VHMS, OGBBA and Holdings.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement, dated February 14, 2025, by and among the Reporting Persons, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
99.2 Power of Attorney, dated as of September 16, 2019, by and among the Reporting Persons, incorporated by reference herein by reference to Exhibit 99.2 to Amendment No. 3 to Schedule 13G filed by the Reporting Persons on September 17, 2019 with respect to Zealand Pharma A/S (File No. 001-38178).

## Signatures
- Van Herk Investments B.V.: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (02/14/2025)
- Van Herk Investments THI B.V.: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (02/14/2025)
- Van Herk Private Equity Investments B.V.: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (02/14/2025)
- Stichting Administratiekantoor Penulata: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (02/14/2025)
- Van Herk Management Services B.V.: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (02/14/2025)
- Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V.: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (02/14/2025)
- A. van Herk Holding B.V.: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (02/14/2025)
- Stichting Administratiekantoor Abchrys: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (02/14/2025)
- Adrianus van Herk: /s/ Erik G.A. Esveld, Erik G.A. Esveld/Attorney-In-Fact* (02/14/2025)
Comment: * Pursuant to a Power of Attorney, dated as of September 16, 2019, by and among the Reporting Persons.